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                          June 25, 2021

       Pablo Legorreta
       Chief Executive Officer
       Royalty Pharma plc
       110 East 59th Street
       New York, New York 10022

                                                        Re: Royalty Pharma plc
                                                            Registration
Statement on Form S-4
                                                            Filed June 21, 2021
                                                            File No. 333-257188

       Dear Mr. Legorreta:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Richard D. Truesdell,
Jr., Esq.